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                                                              EXHIBIT (a)(3)(iv)

ANNOUNCING . . .

                      VAN KAMPEN SENIOR FLOATING RATE FUND
                          COMMENCEMENT OF TENDER OFFER

     It is the policy of the Board of Trustees of the Van Kampen Senior Floating Rate Fund to consider on a quarterly basis whether to make a Tender Offer for common shares of the Trust. We are pleased to announce that the Board has authorized the Trust's fifth quarterly Tender Offer commencing on April 23, 1999 for the purpose of providing liquidity to its shareholders. The commencement of the Tender Offer is announced in today's Wall Street Journal. Shareholders of the Trust may elect to have the cash proceeds from the Tender Offer invested in Class C Shares of eligible open-end investment companies advised by either Van Kampen Investment Advisory Corp. or Van Kampen Asset Management Inc. and distributed by Van Kampen Funds Inc. Please note that the Class C Shares acquired pursuant to this election are subject to a contingent deferred sales charge schedule equal to the Early Withdrawal Charge schedule of the Trust.

     The Trust is offering to purchase up to 7,473,013 of its common shares (approximately 7% of its issued and outstanding common shares) at a price equal to the net asset value per common share of the Trust as of 5:00 P.M., Eastern Standard Time on May 21, 1999, the expiration date of the Tender Offer (unless extended). The Tender Offer and the withdrawal rights expire at 12:00 Midnight Eastern Standard time on May 21, 1999, unless the Tender Offer is extended. An "Early Withdrawal Charge" will be imposed on most common shares accepted for payment that have been held for less than one year.

     Terms and conditions of the tender offer are contained in the Trust's Offer to Purchase dated April 23, 1999, and the related Letter of Transmittal. Copies are available to you upon request by calling the Van Kampen's Investor Services Department at (800) 421-5666.

     Shareholders may tender by completing and returning the Letter of Transmittal by May 21, 1999. Alternatively, Selling Firms may tender account positions with a wire order redemption via NSCC Fund/SERV or by calling Van Kampen's Brokerage Operations Support Services at (800) 421-3863, on May 21, 1999 (trade date of the Tender Offer). The Trust's CUSIP is 920960-101.

          PLEASE DIRECT YOUR TENDER QUESTIONS TO THE FOLLOWING AREAS:

 MAIN OFFICE OPERATIONS: BROKERAGE OPERATIONS SUPPORT SERVICES (BOSS) AT (800)
                         421-3863.

  REGISTERED REPRESENTATIVES: INVESTOR SERVICES DEPARTMENT AT (800) 421-5666.